SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

REGADO BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

75874Q107

(CUSIP Number)

Christopher Peetz

Chief Financial Officer

Tobira Therapeutics, Inc.

701 Gateway Blvd, Suite 300,

South San Francisco, CA 94080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

Copy to:

Jay K. Hachigian, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(617) 648-9100

January 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 75874Q107	SCHEDULE 13D

1	Names of Reporting Persons: Tobira Therapeutics, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization United States, State of Delaware
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 0
	8	Shared Voting Power 17,015,304*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 17,015,304*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.37%
14	Type of Reporting Person: CO

*	Beneficial ownership of the common stock, par value $.001 per share of Regado Biosciences, Inc., a Delaware corporation (“Regado”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Regado common stock by virtue of the Support Agreements described in Item 4 of this Schedule 13D (the “Support Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Regado common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Regado common stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 12,569,888 outstanding shares of Regado common stock and 4,445,416 shares subject to options to acquire shares of Regado common stock that are subject to the Support Agreements.

The percent of class represented by amount in row (11) is based on 33,609,212 shares of common stock outstanding as of January 13, 2015 and 6,551,077 shares of Regado common stock subject to outstanding options, each as set forth in the merger agreement described in Item 4 hereof.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share, of Regado Biosciences, Inc. (the “Issuer” or “Regado”). The principal executive office of the Issuer is located at 120 Mountain View Boulevard, Basking Ridge, NJ 07920.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed on behalf of Tobira Therapeutics, Inc., a Delaware corporation (“Tobira” or the “Reporting Person”).

(b)

The address of the principal business office of Tobira is 701 Gateway Blvd., Suite 300, South San Francisco, CA 94080.

(c)

The principal business occupation of Tobira is to develop and commercialize therapeutics to treat liver disease, human immunodeficiency virus, fibrosis and inflammation.

(d) -(e)-(f)

The directors and executive officers of Tobira, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, Tobira has not, and to the best of Tobira’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement for Tobira to enter into the Merger Agreement described in Item 4 below and in consideration thereof, the officers, directors and certain stockholders of Regado holding approximately 35.3% of the outstanding shares of Regado (including shares of its preferred stock on an as converted to common stock basis) entered into support agreements with Tobira relating to the Merger (discussed in Item 4 below). In addition, these officers, directors and stockholders of Regado granted Tobira an irrevocable proxy with respect to the Regado securities covered by the Support Agreements. Tobira did not pay additional consideration to the officers, directors and stockholders of Regado in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the Support Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) and (b)

Pursuant to the Support Agreements, dated as of January 14, 2015, among Tobira and officers, directors and certain stockholders of Regado (collectively, the “Stockholders”) (the “Support Agreements”), Tobira may be deemed to be the beneficial owner of 17,015,304 shares of Regado common stock (collectively, the “Subject Shares”). Tobira and the Stockholders entered into the Support Agreements as a material inducement for Tobira to enter into the Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015 (the “Merger Agreement”), by and among Tobira, Regado, Landmark Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Regado (“Merger Sub”), and solely with respect to Section 5.14 of the Merger Agreement, Brent Ahrens, as the agent of Tobira’s stockholders.

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Tobira’s stockholders and Regado’s stockholders, the Merger Sub will be merged with and into Tobira (the “Merger”), with Tobira surviving the Merger as a wholly-owned subsidiary of Regado.

The Support Agreements were entered into as a condition to the willingness of Tobira to enter into the Merger Agreement and to increase the likelihood that the approval of Regado’s stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Support Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Support Agreements or owned by the Stockholders prior to the termination of the Support Agreements will be subject to the Support Agreements. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in Tobira being deemed to acquire beneficial ownership of additional securities of the Issuer.

Pursuant to the Support Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock of the Issuer acquired by any Stockholder after the date of the Support Agreements or owned by the Stockholders prior to the termination of the Support Agreements), have agreed, among other things, to vote all of the shares of Regado held by them in favor of the issuance of the shares of the Regado common stock in connection with the Merger and the transactions contemplated by the Merger Agreement and the amendments to the Company’s certificate of incorporation contemplated by the Merger Agreement.

Further, as part of the Support Agreements, each Stockholder has entered into an Irrevocable Proxy thereby irrevocably appointing Tobira as the attorney-in-fact and proxy for and on behalf of the Stockholder (the “Attorneys”), to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of the Issuer that now are or hereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of the Issuer issued or issuable in respect thereof on or after the date hereof in accordance with the terms of the Irrevocable Proxy.

In exercising its right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys’ rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares: (i) in favor of the issuance of Regado common stock in the Merger and other transactions contemplated by the Merger Agreement, (ii) in favor of the amendments to Regado’s certificate of incorporation contemplated by the Merger Agreement, (iii) against any acquisition proposal in accordance with the Merger Agreement and (iv) against any action, proposal, transaction or agreement that, to the knowledge of Stockholder, would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Regado or Tobira contained in the Merger Agreement, or of such Stockholder contained in the Support Agreements, or (2) prevent, materially impede or materially delay Tobira’s or Regado’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger. The Stockholders may vote the Subject Shares on all other matters. In the event of a change in recommendation of Regado’s board of directors, only 95% of such Stockholders shares would continue to be subject to the voting obligations set forth in the Support Agreements

The Support Agreements and Irrevocable Proxies expire upon the earlier of (i) the termination of the Merger Agreement, in accordance with its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

(c)

Not Applicable.

(d)

Following the Merger, Tobira’s Chief Executive Officer, Laurent Fischer, M.D., will be Regado’s Chief Executive Officer. Additionally, following the Merger, the board of directors of Regado will consist of nine seats and will be comprised of six representatives of Tobira and three representatives of Regado.

(e)

Other than as a result of the Merger described in this Item 4 above, not applicable.

(f)

Not Applicable.

(g)

Following the consummation of the Merger, the Certificate of Incorporation of Regado shall be amended to cause its name to be changed to “Tobira Therapeutics, Inc.”

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Other than as described above, Tobira currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Tobira reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, the Reporting Person owns no shares of Regado common stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Support Agreements, the Reporting Person may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 17,015,304 shares of Regado common stock that are beneficially owned by the Stockholders. The 17,015,304 shares of Regado common stock over which the Reporting Person may be deemed to have has shared voting power represent approximately 42.37% of the shares of Regado common stock and options to purchase common stock outstanding. Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Regado common stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)

Other than the Stockholders identified in Item 3 party to the Support Agreements, to the best knowledge of the Reporting Person, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Regado common stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Support Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of Regado, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than pursuant to the Equity Commitment Letter, filed as Exhibit 3 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015, by and among Regado Biosciences, Inc., Tobira Therapeutics, Inc., Landmark Merger Sub Inc. and Brent Ahrens, as the Tobira stockholders’ Agent (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Regado Biosciences, Inc. on January 15, 2015).

2	Form of Parent Support Agreement, by and between Tobira Therapeutics, Inc. and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Regado Biosciences, Inc. on January 15, 2015).

3	Equity Commitment Letter, dated as of January 14, 2015, by and among Regado Biosciences, Inc. and the parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Regado Biosciences, Inc. on January 15, 2015).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2015

TOBIRA THERAPEUTICS, INC.

By:	/s/ Laurent Fischer, M.D.
Name:	Laurent Fischer, M.D.
Title:	Chief Executive Officer

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description

1	Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015, by and among Regado Biosciences, Inc., Tobira Therapeutics, Inc., Landmark Merger Sub Inc. and Brent Ahrens, as the Tobira stockholders’ Agent (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Regado Biosciences, Inc. on January 15, 2015).

2	Form of Parent Support Agreement, by and between Tobira Therapeutics, Inc. and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Regado Biosciences, Inc. on January 15, 2015).

3	Equity Commitment Letter, dated as of January 14, 2015, by and among Regado Biosciences, Inc. and the parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Regado Biosciences, Inc. on January 15, 2015).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TOBIRA THERAPEUTICS, INC.

The following is a list of the directors and executive officers of Tobira Therapeutics, Inc., setting forth the name, residence or business address, present position with Tobira and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by Tobira. The principal address of Tobira, and unless otherwise indicated below, the current business address for each individual listed below is 701 Gateway Blvd, Suite 300, South San Francisco, CA 94080.

Name of Directors	Present Principal Occupation

Laurent Fischer, M.D.	Chairman of the Board of Directors and Chief Executive Officer of Tobira.

Carol L. Brosgart, M.D.	Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation and Independent Consultant to various life sciences companies.

Jeffrey H. Cooper	Independent Consultant.

Craig S. Gibbs	Independent Consultant.

Patrick Heron	General Partner with Frazier Healthcare Ventures, 70 Willow Rd, Suite 200, Menlo Park CA 94025.

Gwen A. Melincoff	Vice President, Business Development BTG International Inc., Five Tower Bridge, Suite 800, 300 Barr Harbor Drive, West Conshohocken, PA 19428.

Graeme J. Moyle, M.D.	Director of HIV Research Strategy and Associate Specialist in HIV/GU Medicine at the Chelsea and Westminster Hospital, London, 369 Fulham Road, London SW10 9NH, United Kingdom. Citizen of Australia.

Eckard Weber, M.D.	Partner with Domain Associates, LLC, 12481 High Bluff Drive, Suite 150, San Diego, CA 92130.

Name of Executive Officers	Present Principal Occupation

Laurent Fischer, M.D.	Chairman of the Board of Directors and Chief Executive Officer of Tobira.

Éric Lefebvre, M.D.	Chief Medical Officer.

Christopher Peetz	Chief Financial Officer.

Helen Jenkins	Chief Operating Officer.